UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2018

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-30421	95-4788120
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3660 Wilshire Boulevard, PH-a, Los Angeles, California	90010
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 382-2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 1.01	Entry into a Material Definitive Agreement.

On May 18, 2018, Hanmi Financial Corporation (“Hanmi”) and SWNB Bancorp, Inc. (“SWNB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SWNB will merge with and into Hanmi (the “Merger”). Following the Merger, Southwestern National Bank will merge with and into Hanmi Bank.

Under the terms of the Merger Agreement, each SWNB shareholder may elect to receive for each share of SWNB common stock they own either: (i) $5.74 in cash or (ii) 0.1961 shares of Hanmi common stock, provided that, in the aggregate, 80% of the SWNB shares issued and outstanding will be converted into Hanmi common stock and the remaining shares will be converted into cash. In addition, each outstanding option to acquire shares of SWNB common stock will be cancelled in exchange for a cash payment equal to the difference between $5.74 and the exercise price of the option. Consideration of approximately $76.7 million will be paid to SWNB shareholders, in the aggregate, inclusive of options.

The Merger Agreement includes customary representations and warranties made by Hanmi and SWNB, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger has been approved by the Boards of Directors of each of Hanmi and SWNB and is expected to close late in the third quarter of 2018.

The Merger is also subject to approval by SWNB’s shareholders as well as regulatory approvals and other customary closing conditions. The Merger Agreement provides certain termination rights for both Hanmi and SWNB and further provides that a termination fee of $3.12 million will be payable by SWNB to Hanmi upon termination of the Merger Agreement under certain circumstances.

In connection with entering into the Merger Agreement, the directors and executive officers of SWNB have each entered into a voting agreement (collectively, the “Voting Agreements”). The Voting Agreements generally require that the shareholder vote all of his or her shares of SWNB common stock in favor of the Merger Agreement and the transactions contemplated therein. The Voting Agreements will remain in effect until the earlier of (a) the final adjournment of the shareholder meeting held by SWNB to vote on the approval and adoption of the Merger Agreement and the transactions contemplated therein or (b) the termination of the Merger Agreement.

The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the complete text of such documents, which are filed as Exhibit 2.1 and Exhibit A to Exhibit 2.1, respectively, to this Current Report on Form 8-K and that are incorporated herein by reference in their entirety. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with other factual information regarding Hanmi or SWNB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Hanmi, SWNB, their respective affiliates or their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of SWNB and a prospectus of Hanmi, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that Hanmi makes with the Securities and Exchange Commission (the “SEC”).

Item 8.01	Other Events.

On May 21, 2018, Hanmi released a presentation to investors containing additional information regarding the Merger. A copy of the presentation is attached hereto as Exhibit 99.1.

On May 21, 2018, Hanmi and SWNB issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the merger between Hanmi and SWNB, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (2) Hanmi and SWNB’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Hanmi and SWNB may not be combined successfully, or such combination may take longer than expected; the cost savings from the Merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the Merger may be greater than expected; governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger or otherwise; the shareholders of SWNB may fail to approve the Merger; credit and interest rate risks associated with Hanmi’s and SWNB’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Hanmi’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Hanmi or SWNB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Hanmi and SWNB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

This communication is being made in respect of the proposed Merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Hanmi intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of SWNB and a prospectus of Hanmi, and Hanmi and SWNB will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SWNB are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Hanmi with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge at its website at www.hanmi.com or by contacting Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, CA 90010, Attention: Richard Pimentel, Corporate Finance Officer, telephone (213) 427-3191.

Hanmi and SWNB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of SWNB’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Hanmi and their ownership of Hanmi common stock is set forth in the proxy statement for Hanmi’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired. Not applicable.
(b)	Pro Forma Financial Information. Not applicable.
(c)	Shell Company Transactions. Not applicable.
(d)	Exhibits	Description

	2.1	Agreement and Plan of Merger Agreement by and between Hanmi Financial Corporation and SWNB Bancorp, Inc. dated May 18, 2018*

	99.1	Investor Presentation dated May 21, 2018

	99.2	Press release issued by Hanmi Financial Corporation dated May 21, 2018

*	Except as otherwise noted in this Current Report on Form 8-K, schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANMI FINANCIAL CORPORATION
DATE: May 21, 2018	By:	/s/ C. G. Kum
C. G. Kum
President and Chief Executive Officer